UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Electronic Systems Technology, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
285848107
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285848107
1. Names of Reporting Persons: Zeff Capital, LP
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 406,849
6. Shared Voting Power: 0
7. Sole Dispositive Power: 406,849
8. Shared Dispositive Power: 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 406,849
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ Not applicable.
11. Percent of Class Represented by Amount in Row (9): 7.9%[1]
12. Type of Reporting Person: PN

________________

1Based on 5,158,667 shares of Common Stock issued and outstanding as of September 30, 2015.

CUSIP No. 285848107
1. Names of Reporting Persons: Zeff Holding Company, LLC
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 0
6. Shared Voting Power: 0
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ Not applicable.
11. Percent of Class Represented by Amount in Row (9): 0%[2]
12. Type of Reporting Person: OO

________________

2Based on 5,158,667 shares of Common Stock issued and outstanding as of September 30, 2015.

CUSIP No. 285848107
1. Names of Reporting Persons: Daniel Zeff
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 0
6. Shared Voting Power: 0
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ Not applicable.
11. Percent of Class Represented by Amount in Row (9): 0%[3]
12. Type of Reporting Person: IN

________________

3Based on 5,158,667 shares of Common Stock issued and outstanding as of September 30, 2015.

Item 1.

(a)	Name of Issuer:

Electronic Systems Technology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

415 N. Quay Street, Bldg B1

Kennewick, WA 99336

Item 2.

(a)	Name of Person Filing:

Zeff Capital, LP
Zeff Holding Company, LLC
Daniel Zeff

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal place of business and principal office of each of the Reporting Persons is:
1601 Broadway, 12th Floor, New York, NY 10019

(c)	Citizenship:

Zeff Capital, LP and Zeff Holding Company, LLC are organized under the laws of the State of Delaware. Daniel Zeff is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.001

(e)	CUSIP Number:

285848107

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)  ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.    Ownership

Zeff Capital, LP

(a)	Amount beneficially owned: 406,849

(b)	Percent of class: 7.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 406,849

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 406,849

(iv)	Shared power to dispose or to direct the disposition of : 0

Zeff Holding Company, LLC

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Daniel Zeff

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of : 0

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Please see Exhibit A, Joint Filing Agreement.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2016

Zeff Capital, LP

/s/ Daniel Zeff

By: Daniel Zeff

Title: President

Zeff Holding Company, LLC

/s/ Daniel Zeff

By: Daniel Zeff

Title: President

Daniel Zeff

/s/ Daniel Zeff

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the statement on Schedule 13G (including amendments thereto) filed herewith shall be jointly filed on behalf of each of the undersigned. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of January 15, 2016.

Zeff Capital, LP

/s/ Daniel Zeff

By: Daniel Zeff

Title: President

Zeff Holding Company, LLC

/s/ Daniel Zeff

By: Daniel Zeff

Title: President

Daniel Zeff

/s/ Daniel Zeff